Exhibit 99.1

Sea Limited Reports Second Quarter 2026 Results

Singapore, August 11, 2026 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2026.

In the second quarter of 2026, Sea’s GAAP revenue was US$7.8 billion, up 48.1% year-on-year. The Company also achieved gross profit of US$3.5 billion, up 47.3% year-on-year, and net income of US$458.1 million, up 10.6% year-on-year. Adjusted EBITDA1 increased by 10.6% year-on-year to reach US$917.2 million.

“Our strong momentum from the first quarter has continued into the second. Our investments have enabled Shopee and Monee to continue to strengthen our market leadership while improving our user penetration. We will continue to invest prudently in serving more users and serving them better, broadening our foundation for profitable growth into the future,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On Shopee, he said, “Shopee has delivered a strong first half of 2026. We again achieved new highs in GMV, gross order volume and revenue in the second quarter. Our improving operational efficiency and growing scale have strengthened our unit economics. With this solid momentum, we are optimistic that Shopee will achieve the milestone of US$1 billion in adjusted EBITDA for the full year.”

On Monee, Mr. Li said, “Monee also delivered another great quarter, with broad-based growth across our products and markets. The advances in our risk capabilities are compounding: each improvement helps us serve more users, serve them better, and reach further beyond Shopee. We are still at an early stage of growth. Only a fraction of the users across our ecosystem are using Monee’s financial products today, and credit penetration remains low across our markets. This gives us great confidence in Monee’s long-term growth and earnings potential.”

On Garena, Mr. Li said, “Garena delivered another strong quarter across bookings and profitability. Free Fire anchored this strong performance, continuing to draw in over 100 million average daily active users. We continue to work towards diversifying our portfolio with two recently announced mobile games: Palworld Online and Monster Hunter Outlanders, both built on strong, globally recognized IP. We remain committed to delivering the high-quality experiences our players know us for.”

Second Quarter 2026 Business Highlights

◾	Shopee

○	Gross orders totaled 4.2 billion for the quarter, increasing by 27.5% year-on-year.
○	GMV was US$38.3 billion for the quarter, increasing by 28.4% year-on-year.
○	GAAP revenue was US$5.6 billion, up 48.2% year-on-year.

○	GAAP revenue included US$4.9 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 48.9% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 65.6% year-on-year to US$4.3 billion.
●

Value-added services revenue, mainly consisting of revenues related to logistics services, was down 9.0% year-on-year to US$676.4 million as a result of higher revenue net-off against shipping subsidies.

○	Adjusted EBITDA[1] was US$255.4 million, up 12.2% year-on-year.

◾	Monee

○	GAAP revenue was US$1.4 billion, up 58.9% year-on-year.
○	Adjusted EBITDA[1] was US$288.0 million, up 12.8% year-on-year.
○

Monee revenue and operating income are primarily attributed to the consumer and SME credit business. As of June 30, 2026, consumer and SME loans principal outstanding was US$11.1 billion, up 62.5% year-on-year. This consists of US$10.0 billion on-book and US$1.1 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.0%, stable quarter-on-quarter.

◾	Garena

○	Bookings[3] were US$763.5 million, up 15.5% year-on-year.
○	GAAP revenue was US$746.6 million, up 33.5% year-on-year.
○	Adjusted EBITDA[1] was US$429.8 million, up 16.7% year-on-year.
○	Adjusted EBITDA represented 56.3% of bookings for the second quarter of 2026, as compared to 55.7% for the second quarter of 2025.
○	Quarterly active users were 666.3 million, as compared to 664.8 million for the second quarter of 2025.
○	Quarterly paying users were 68.1 million, up 10.2% year-on-year. Paying user ratio was 10.2%, as compared to 9.3% for the second quarter of 2025.
○	Average bookings per user were US$1.15, as compared to US$0.99 for the second quarter of 2025.
○

We currently include the net effect of changes in deferred revenue and its related cost in Adjusted EBITDA. Beginning with our earnings release for the third quarter of 2026, we will exclude this effect from Adjusted EBITDA but continue to disclose it as supplemental information.

Share Repurchase Program

During the second quarter of 2026, pursuant to our US$1.0 billion share repurchase program, we have repurchased 4.7 million shares for an aggregate amount of US$416.8 million.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for Garena plus change in Garena’s deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to Garena.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2025	2026	YOY%
	$	$
Revenue
Service revenue	4,798,913	7,130,053	48.6%
Sales of goods	460,564	657,726	42.8%

	5,259,477	7,787,779	48.1%
Cost of revenue
Cost of service	(2,417,660)	(3,614,938)	49.5%
Cost of goods sold	(432,007)	(622,955)	44.2%

	(2,849,667)	(4,237,893)	48.7%

Gross profit	2,409,810	3,549,886	47.3%

Other operating income	31,903	24,261	(24.0%)
Sales and marketing expenses	(1,009,495)	(1,660,118)	64.5%
General and administrative expenses	(323,342)	(394,385)	22.0%
Provision for credit losses	(323,729)	(555,155)	71.5%
Research and development expenses	(297,428)	(314,160)	5.6%

Total operating expenses	(1,922,091)	(2,899,557)	50.9%

Operating income	487,719	650,329	33.3%
Non-operating income, net	83,299	65,537	(21.3%)
Income tax expense	(144,056)	(250,604)	74.0%
Share of results of equity investees	(12,758)	(7,146)	(44.0%)

Net income	414,204	458,116	10.6%

Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.68	0.72	5.9%
Diluted	0.65	0.70	7.7%
Change in deferred revenue of Garena	102,159	16,919	(83.4%)
Adjusted EBITDA for Shopee (1)	227,694	255,419	12.2%
Adjusted EBITDA for Monee (1)	255,263	287,985	12.8%
Adjusted EBITDA for Garena (1)	368,190	429,756	16.7%
Adjusted EBITDA for Other Services (1)	(13,766)	(46,225)	235.8%
Unallocated expenses (2)	(8,137)	(9,747)	19.8%

Total adjusted EBITDA (1)	829,244	917,188	10.6%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Revenue

Our total GAAP revenue increased by 48.1% to US$7.8 billion in the second quarter of 2026 from US$5.3 billion in the second quarter of 2025. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2025	2026	YOY%

	$	$
Service revenue
Shopee	3,312,155	4,931,861	48.9%
Monee	882,808	1,402,830	58.9%
Garena	559,118	746,603	33.5%
Other Services(1)	44,832	48,759	8.8%
Sales of goods	460,564	657,726	42.8%

Total revenue	5,259,477	7,787,779	48.1%

(1) Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: GAAP revenue increased by 48.9% to US$4.9 billion in the second quarter of 2026 from US$3.3 billion in the second quarter of 2025, primarily driven by the growth of GMV and improved monetization.

●

Monee: GAAP revenue increased by 58.9% to US$1.4 billion in the second quarter of 2026 from US$882.8 million in the second quarter of 2025, primarily driven by the growth of our credit business as our lending activities increased.

●

Garena: GAAP revenue increased by 33.5% to US$746.6 million in the second quarter of 2026 from US$559.1 million in the second quarter of 2025. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 42.8% to US$657.7 million in the second quarter of 2026 from US$460.6 million in the second quarter of 2025.

Cost of Revenue

Our total cost of revenue increased by 48.7% to US$4.2 billion in the second quarter of 2026 from US$2.8 billion in the second quarter of 2025. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2025	2026	YOY%

	$	$
Cost of service
Shopee	2,120,088	3,220,931	51.9%
Monee	115,899	158,125	36.4%
Garena	171,922	210,319	22.3%
Other Services(1)	9,751	25,563	162.2%
Cost of goods sold	432,007	622,955	44.2%

Total cost of revenue	2,849,667	4,237,893	48.7%

(1) Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: Cost of revenue increased by 51.9% to US$3.2 billion in the second quarter of 2026 from US$2.1 billion in the second quarter of 2025, primarily driven by an increase in logistics costs as orders volume grew, as well as investment in our logistics capabilities for better user experience.

●

Monee: Cost of revenue increased by 36.4% to US$158.1 million in the second quarter of 2026 from US$115.9 million in the second quarter of 2025, primarily driven by costs associated with our credit business, which include funding costs, collection expenses and bank transaction fees, as well as server and hosting expenses.

●

Garena: Cost of revenue increased by 22.3% to US$210.3 million in the second quarter of 2026 from US$171.9 million in the second quarter of 2025, primarily from third-party payment channel costs, which was largely in line with the increase in Garena revenue, as well as an increase in royalty payments to game developers.

●	Cost of goods sold: Cost of goods sold increased by 44.2% to US$623.0 million in the second quarter of 2026 from US$432.0 million in the second quarter of 2025.

Other Operating Income

Our other operating income was US$24.3 million and US$31.9 million in the second quarter of 2026 and 2025, respectively. Other operating income mainly consists of rebates from our logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 64.5% to US$1.7 billion in the second quarter of 2026 from US$1.0 billion in the second quarter of 2025. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2025	2026	YOY%
	$	$
Sales and Marketing Expenses
Shopee	803,431	1,258,084	56.6%
Monee	122,554	293,851	139.8%
Garena	43,103	56,253	30.5%

General and Administrative Expenses

Our general and administrative expenses increased by 22.0% to US$394.4 million in the second quarter of 2026 from US$323.3 million in the second quarter of 2025.

Provision for Credit Losses

Our provision for credit losses increased by 71.5% to US$555.2 million in the second quarter of 2026 from US$323.7 million in the second quarter of 2025.

Research and Development Expenses

Our research and development expenses increased by 5.6% to US$314.2 million in the second quarter of 2026 from US$297.4 million in the second quarter of 2025.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$65.5 million in the second quarter of 2026, as compared to a net non-operating income of US$83.3 million in the second quarter of 2025. The non-operating income in the second quarter of 2026 was primarily due to interest income of US$68.6 million.

Income Tax Expense

We had a net income tax expense of US$250.6 million and US$144.1 million in the second quarter of 2026 and 2025, respectively.

Net Income or Loss

As a result of the foregoing, our net income increased by 10.6% to US$458.1 million in the second quarter of 2026 from US$414.2 million in the second quarter of 2025.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.72 in the second quarter of 2026, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.68 in the second quarter of 2025.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.70 in the second quarter of 2026, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.65 in the second quarter of 2025.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 11, 2026 7:30 PM Singapore / Hong Kong Time on August 11, 2026

Webcast link:	https://events.q4inc.com/attendee/265654308

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a global technology company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across e-commerce, digital financial services, and digital entertainment, known as Shopee, Monee, and Garena respectively. Shopee is the largest e-commerce platform in Southeast Asia and Taiwan and is a leading e-commerce platform in Brazil. Monee is a leading digital financial services provider in Southeast Asia with a growing presence in Latin America. Garena is a leading global online games developer and publisher.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the e-commerce, digital financial services, and digital entertainment industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging Garena content; the expected growth of its Shopee, Monee and Garena businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our Shopee segment, Monee segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our Garena segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our Garena segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects. Beginning with our earnings release for the third quarter of 2026, we will exclude (b) from Adjusted EBITDA for our Garena segment but continue to disclose it as supplemental information.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2026
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	160,284	279,031	404,156	(51,475)	(141,667)	650,329
Net effect of changes in deferred revenue and its related cost	-	-	20,269	-	-	20,269
Depreciation and Amortization	95,135	8,954	5,331	5,250	-	114,670
Share-based compensation	-	-	-	-	131,920	131,920

Adjusted EBITDA	255,419	287,985	429,756	(46,225)	(9,747)	917,188

	For the Three Months ended June 30, 2025
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	154,851	243,115	275,465	(15,683)	(170,029)	487,719
Net effect of changes in deferred revenue and its related cost	-	-	88,344	-	-	88,344
Depreciation and Amortization	72,843	12,148	4,381	1,917	-	91,289
Share-based compensation	-	-	-	-	161,892	161,892

Adjusted EBITDA	227,694	255,263	368,190	(13,766)	(8,137)	829,244

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2025	2026
	$	$
Revenue
Service revenue	9,233,450	13,615,186
Sales of goods	867,127	1,270,082

Total revenue	10,100,577	14,885,268

Cost of revenue
Cost of service	(4,648,778)	(6,979,803)
Cost of goods sold	(805,796)	(1,209,997)

Total cost of revenue	(5,454,574)	(8,189,800)

Gross profit	4,646,003	6,695,468

Operating income (expenses)
Other operating income	66,804	51,861
Sales and marketing expenses	(1,939,194)	(3,074,310)
General and administrative expenses	(630,531)	(798,215)
Provision for credit losses	(605,673)	(1,020,659)
Research and development expenses	(593,286)	(610,829)

Total operating expenses	(3,701,880)	(5,452,152)

Operating income	944,123	1,243,316
Interest income	179,082	135,766
Interest expense	(18,055)	(2,961)
Investment (loss) gain, net	(1,237)	32,663
Net gain on debt extinguishment	15,688	898
Foreign exchange loss	(2,971)	(39,041)

Income before income tax and share of results of equity investees	1,116,630	1,370,641
Income tax expense	(280,371)	(464,603)
Share of results of equity investees	(11,230)	(9,700)

Net income	825,029	896,338
Net income attributable to non-controlling interests	(16,007)	(27,613)

Net income attributable to Sea Limited’s ordinary shareholders	809,022	868,725

Earnings per share:
Basic	1.37	1.42
Diluted	1.30	1.37

Weighted average shares used in earnings per share computation:
Basic	591,566,401	611,472,396
Diluted	636,229,639	634,487,453

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2025	2026
	$	$
ASSETS
Current assets
Cash and cash equivalents	4,158,920	3,529,303
Restricted cash	2,216,733	2,409,785
Accounts receivable, net of allowance for credit losses of $3,354 and $3,580, as of December 31, 2025 and June 30, 2026 respectively	378,047	389,279
Prepaid expenses and other assets	1,979,004	2,472,133
Loans receivable, net of allowance for credit losses of $812,760 and $1,073,992, as of December 31, 2025 and June 30, 2026 respectively	7,405,741	8,904,181
Inventories, net	222,578	273,295
Short-term investments	6,413,261	5,569,553
Amounts due from related parties	475,211	505,265

Total current assets	23,249,495	24,052,794

Non-current assets
Property and equipment, net	1,306,837	1,579,308
Operating lease right-of-use assets, net	1,425,198	1,845,170
Intangible assets, net	12,210	6,974
Long-term investments	1,888,829	2,756,136
Prepaid expenses and other assets	185,643	280,478
Loans receivable, net of allowance for credit losses of $29,212 and $40,798, as of December 31, 2025 and June 30, 2026 respectively	558,336	714,594
Restricted cash	43,814	51,746
Deferred tax assets	596,155	621,982
Goodwill	104,462	99,014

Total non-current assets	6,121,484	7,955,402

Total assets	29,370,979	32,008,196

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2025	2026
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	467,807	469,562
Accrued expenses and other payables	3,156,750	3,449,802
Deposits payable	3,798,250	4,285,326
Escrow payables and advances from customers	3,096,764	3,329,792
Amounts due to related parties	273,149	344,660
Borrowings	283,181	316,165
Operating lease liabilities	368,115	445,547
Convertible notes	1,050,071	996,311
Deferred revenue	1,967,678	2,190,128
Income tax payable	218,785	267,080

Total current liabilities	14,680,550	16,094,373

Non-current liabilities
Accrued expenses and other payables	108,300	74,939
Borrowings	510,396	908,151
Operating lease liabilities	1,118,682	1,460,309
Deferred revenue	129,513	198,249
Deferred tax liabilities	39,510	86,818
Unrecognized tax benefits	135,700	135,700

Total non-current liabilities	2,042,101	2,864,166

Total liabilities	16,722,651	18,958,539

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2025	2026
	$	$
Shareholders’ equity
Class A Ordinary shares	283	284
Class B Ordinary shares	23	23
Treasury stock	(14,527)	(510,782)
Additional paid-in capital	19,105,403	19,328,199
Accumulated other comprehensive loss	(4,824)	(198,655)
Statutory reserves	17,553	40,455
Accumulated deficit	(6,577,408)	(5,748,196)

Total Sea Limited shareholders’ equity	12,526,503	12,911,328
Non-controlling interests	121,825	138,329

Total shareholders’ equity	12,648,328	13,049,657

Total liabilities and shareholders’ equity	29,370,979	32,008,196

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2025	2026
	$	$
Net cash generated from operating activities	2,372,666	2,563,884
Net cash used in investing activities	(2,632,202)	(3,528,532)
Net cash generated from financing activities	328,616	632,052
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	123,844	(96,037)
Net increase (decrease) in cash, cash equivalents and restricted cash	192,924	(428,633)
Cash, cash equivalents and restricted cash at beginning of the period	4,081,585	6,419,467

Cash, cash equivalents and restricted cash at end of the period	4,274,509	5,990,834

Net cash used in investing activities amounted to US$3,529 million for the six months ended June 30, 2026. This was primarily attributable to an increase in loans receivable of our credit business of US$2,855 million, purchase of property and equipment of US$495 million to support the existing operations, as well as net purchases of investments of US$179 million mainly consisting of time deposits and sovereign and corporate debt securities. Net cash generated from financing activities amounted to US$632 million for the six months ended June 30, 2026. This was primarily attributable to an increase in bank deposits of US$802 million and net proceeds from other funding sources related to credit business of US$440 million, offset by the cash used in repurchase of ordinary shares of US$578 million and repurchase of convertible notes of US$54 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely Shopee, Monee and Garena. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2026
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	5,587,577	1,402,830	746,603	50,769	7,787,779
Less(2)
Cost of revenue	(3,842,289)	(158,125)	(210,319)	-
Sales and marketing expenses	(1,258,084)	(293,851)	(56,253)	-
Provision for credit losses	-	(553,733)	-	-
Other operating expenses(3)	(326,920)	(118,090)	(75,875)	(102,244)

Operating segment income (loss)	160,284	279,031	404,156	(51,475)	791,996

Unallocated expenses(4)					(141,667)

Operating income					650,329
Non-operating income, net					65,537
Income tax expense					(250,604)
Share of results of equity investees					(7,146)

Net income					458,116

	For the Three Months ended June 30, 2025
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	3,771,076	882,808	559,118	46,475	5,259,477
Less(2)
Cost of revenue	(2,550,913)	(115,899)	(171,922)	-
Sales and marketing expenses	(803,431)	(122,554)	(43,103)	-
Provision for credit losses	-	(315,610)	-	-
Other operating expenses(3)	(261,881)	(85,630)	(68,628)	(62,158)

Operating segment income (loss)	154,851	243,115	275,465	(15,683)	657,748

Unallocated expenses(4)					(170,029)

Operating income					487,719
Non-operating income, net					83,299
Income tax expense					(144,056)
Share of results of equity investees					(12,758)

Net income					414,204

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for Shopee and Garena include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Monee include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

The table below sets forth Shopee’s revenue breakdown by products and services.

	For the Three Months ended June 30,
	2025	2026	YOY%

	$	$
Service revenue
Core marketplace(1)	2,569,070	4,255,478	65.6%
Value-added services(2)	743,085	676,383	(9.0%)
Sales of goods(3)	458,921	655,716	42.9%

Total Shopee revenue	3,771,076	5,587,577	48.2%

(1) Consists mainly of transaction-based fees and fees from advertising services.

(2) Consists mainly of fees from logistics and fulfillment services.

(3) Consists of sales of products owned and sold by us on our Shopee platform.